Legal Attachment for 12/31/07 IFHF NSAR

As of December 31, 2007, the Partnerships interests in Lancer
Partners, L.P. (Lancer), an Investment Fund, have been sold to an unaffiliated third-party. In February 2003, the General Partner initiated a legal action against Lancer and its manager in the Superior Court of the State of Connecticut for access to the full books and records of Lancer. Subsequently, Lancer filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The General Partner was a member of the creditors committee formed as part of that proceeding.
On July 8, 2003, the United States Securities and Exchange Commission
(SEC) instituted a civil action against Lancer, Lancer Management Group, LLC, Lancer Management Group II, LLC (Lancers general partner and fund manager, referred to with Lancer Management Group, LLC as Lancer Management), Michael Lauer (the principal of Lancer Management), as well as against other entities affiliated with Mr. Lauer. The SEC alleged that Mr. Lauer and Lancer Management made fraudulent misrepresentations to investors by, among other things, overstating the value of the funds and manipulating the price of shares of some of the companies in which Lancer invested.
The SEC obtained a temporary restraining order which appointed a receiver for Lancer Management and granted other relief against Lancer Management and Mr. Lauer, while deferring to the bankruptcy court with respect to Lancer. Subsequently, the receiver advised the bankruptcy court that it was now in control of Lancer, that Mr. Lauer would not be contesting the preliminary injunction sought by the SEC, and that Mr. Lauer had agreed not to take any further action with respect to Lancer.

As of December 31, 2007, the Partnerships interests in Safe Harbor
Fund, L.P. (Safe Harbor), an Investment Fund, have been sold to an unaffiliated third-party. Safe Harbor, formerly managed by Beacon Hill Asset Management LLC, was placed into receivership by order of the U.S. Federal District Court , Southern District of New York
(the District Court), on September 16, 2003. Safe Harbor, along with two other funds, is a feeder fund of Beacon Hill Master, Ltd.
(In Official Liquidation) (Beacon Hill Master). On January 30, 2004, the Grand Court of the Cayman Islands (the Grand Court) entered an order appointing two Joint Official Liquidators (the JOLs) of
Beacon Hill Master. One of the JOLs also serves as receiver for Safe Harbor.